Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Scorpio Tankers Inc.

Subject Company: Navig8 Product Tankers Inc.

Commission File No. of Scorpio Tankers Inc.: 001-34677

Date: May 24, 2017

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed merger of Scorpio Tankers Inc. (“Scorpio”) and Navig8 Product Tankers Inc. (“Navig8”) (the “Proposed Merger”), Scorpio will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F–4 that will constitute a prospectus of Scorpio and include a proxy statement of Navig8. Scorpio also plans to file other relevant documents with the SEC regarding the Proposed Merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Scorpio with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio or Navig8 at the following:

Scorpio Tankers Inc.	Navig8 Product Tankers Inc.

9, Boulevard Charles III	2nd Floord, Kinnaird House

Monaco 98000	1 Pall Mall East, London

SW1Y 5AU

Attn: Investor Relations	Attn: Investor Relations

+377-9798-5716 info@scorpiotankers.com	+1 203 975 4788 info@navig8producttankers.com

Investor Presentation May 2017

Disclaimer and Forward-looking Statements This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Scorpio Tankers Inc.’s (“Scorpio’s”) current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Scorpio’s records and other data available from third parties. Although Scorpio believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Scorpio, Scorpio cannot assure you that Scorpio will achieve or accomplish these expectations, beliefs or projections. Risks and uncertainties include, but are not limited to, the failure of counterparties to fully perform their contracts with Scorpio, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker vessel markets, changes in Scorpio’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for Scorpio’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports Scorpio files with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. In addition, there are risks that the proposed merger transaction (discussed herein) does not close when expected or at all because one or more conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the proposed merger transaction are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where we and the proposed merger party do business; the effects of competition in the markets in which we or the proposed merger party operate; the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; the ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the proposed merger transaction; the risk that expected synergies and benefits of the proposed merger transaction will not be realized within the expected time frame or at all; reputational risks; and other factors that may affect future results of us or the proposed merger party, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions. Scorpio undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Scorpio’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Scorpio has filed a registration statement (including a prospectus) and has or expects to file a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Scorpio files with the SEC for more complete information about Scorpio and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. 2

Offering Summary Issuer (Ticker / Exchange): Scorpio Tankers Inc. (STNG / NYSE) Offering Size: $200 million / 100% primary Over-Allotment Option: 15% (100% primary) Cash to further strengthen the balance sheet and enhance liquidity, costs Use of Proceeds: related to the proposed merger, acquisition of four LR1 vessels from Navig8 Product Tankers Inc. (NPTI) and general corporate purposes Lock-up: 90 days for the Company, Officers and Directors Sole Bookrunner: Morgan Stanley Expected Pricing: Week of May 22nd, 2017 Scorpio Services Holding Limited has indicated an interest in participating for Insider Participation: at least $20 million 3

Scorpio Overview – Today (1)(2) Leading Product Tanker Company Scorpio is the world’s largest product tanker company By Q1-18, the Company expects to own a fleet of 82 product tankers (76 vessels currently on the water and 6 vessels under construction) Vessels employed in well-established pools managed by Scorpio Group, which have historically outperformed the charter market Well-positioned to take advantage of upside in product tanker market NYSE-compliant governance and transparency The Company is headquartered in Monaco, incorporated in the Marshall Islands and is exempt from U.S. income tax Fleet Summary 76 product tankers on the water with an average age of 2.4 years 23 LR2s (110,000 DWT, ~750,000 bbls) 39 MRs (50,000 DWT, ~275,000 bbls) 14 Ice-Class Handymax (39,000 DWT, ~200,000 bbls) 6 vessels under construction 6 MRs contracted to be delivered in 2017 & 2018 19 product tankers time / bareboat chartered-in Notes: (1) Metrics not adjusted for Proposed Merger transaction (2) Metrics exclude two MR vessels currently held for sale 4

Proposed Merger Overview to acquire NPTI in exchange for 55 million(1) Scorpio newly issued shares in STNG NPTI shareholders to own ~24% post transaction (before proposed equity offering) NPTI’s fleet consists of high quality vessels, comprised of 15 LR2s and 12 LR1s Modern fleet, average age of 0.9 years All vessels currently on the water with no outstanding capex Commercial and technical management of NPTI fleet will be transitioned to Scorpio Group following the closing of the transaction $200 million equity offering to fund acquisition of 4 LR1 vessels from NPTI prior to the closing of Proposed Merger, cover costs related to the Proposed Merger and ensure adequate liquidity and comfortable covenant compliance for pro forma STNG Proposed Merger Transaction closing conditioned on the closing of the equity offering and other conditions (2) Assumption of $919 million of existing NPTI bank debt & sale leaseback facilities (subject to lender consents) Aggregate payment of $156 million (3) to acquire 4 LR1 vessels from NPTI NPTI Series Preference Shares to be redeemed in cash by Scorpio at closing ($38.6 million(4) A ) Transaction closing targeted for the third quarter of 2017 Notes: (1) A further 1.5MM shares are being issued to Navig8 Group in relation to additional pool termination expenses (2) As of 03/31/17 (3) Includes $38MM in cash and $118MM in debt (already included within the $919MM assumption of NPTI bank debt & sale leaseback facilities) (4) Includes Preference Shares redemption premium of $6.4MM 5

Proposed Merger Highlights Highly complementary fleet of newly built, high quality vessels, which enlarges STNG’s fleet 1 and extends coverage to all product tanker classes – NPTI is the only available fleet that is younger than STNG’s Solidifies leadership position in product tankers, more than doubling STNG’s presence in the 2 LR segment – this is a unique fleet that cannot be replicated Commercial benefits from greater presence in leading product tankers pools that increase 3 utilization – consistently outperforming the market Enhances STNG position in market with solid fundamentals – low orderbook levels, 4 diminished shipyard capacity and positive demand dynamics Benefits from larger market capitalization, free float and stock liquidity – highly attractive 5 stock for product tanker exposure Conservative capital structure supported by this transaction to achieve strong liquidity, 6 comfortable covenant compliance and a strengthened balance sheet 6

1 Highly Complementary Fleet of Newly Built Vessels (1) 60 2.8 Avg. Age of Vessels (Owned Fleet Only) 50 6 (2) 1.5 9 40 1 Vessels 30 15 2.6 of # 20 39 (3) 1.0 9 23 10 12 14 0 LR2 LR1 MR Handymax STNG NPTI TC-In / Bareboat Chartered-In Total Newbuilds Notes: Owned vessels as of 05/23/17 Refers to STNG MR vessels Excludes two MR vessels currently held for sale 7

2 Economies of Scale from being Largest Tanker Owner World’s Largest Product Tanker Owner Becomes Larger Avg. Age of Vessels (Owned Fleet Only) 2.0 120 109 (1) 27 11.2 8.6 80 77 74 7.7 4.4 Vessels 23 17 8.9 20 60 of 56 # 51 24 14 40 20 59 60 54 42 36 31 0 Scorpio Tankers * TORM A/S A.P. Moller China COSCO Sinokor Merchant SCF Group Shipping HM & MR LR1 & LR2 NPTI (LR1 & LR2) Note: * Pro forma for Proposed Merger Transaction including the acquisition of 4 LR1s from NPTI, which is expected to close following the closing of the equity offering. Includes newbuildings currently on order (1) Excludes two MR vessels currently held for sale Source: Clarksons Research Services, May 2017 8

2 Young and Efficient Fleet to Drive Superior Performance Scorpio Average Age vs. Worldwide Fleet 14.0 12.4 12.0 10.0 9.4 8.8 (Years) 8.2 8.0 Age Average 6.0 4.0 2.9 2.5 2.0 1.5 0.9 0.0 Handymax MR LR1 LR2 Scorpio Tankers Active Fleet Source: Clarksons Research Services, April 2017 9

3 Scorpio Pools Have Consistently Outperformed Market Pool Performance ($/day) $30,000 $20,000 Scorpio Handymax Tanker $10,000 Pool (SHTP) $0 Q2/15 Q3/15 Q4/15 Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Scorpio Handymax Pool Handymax Benchmark (TD16—TD18—TC6 -BALTIC/CONT) $30,000 $20,000 Scorpio MR Pool $10,000 (SMRP) $0 Q2/15 Q3/15 Q4/15 Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Scorpio MR Clarksons MR $50,000 $40,000 $30,000 Scorpio LR2 Tanker Pool $20,000 (SLR2P) $10,000 $0 Q2/15 Q3/15 Q4/15 Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Scorpio LR2 LR2 Benchmark (AG / EAST—AG / WEST—UKC / EAST) 10

Market Fundamentals: Product Tanker Supply at Historical 4 Lows Newbuildings at Twenty Year Low 2017 Newbuilding Contracts YTD Handymax MR LR1 LR2 Total 2 7 2 8 19 # of Vessels 600 491 500 400 300 217 200 160 98 100 47 0 2006 2007 2008 2009 2010 299 190 126 108 80 17 19 2011 2012 2013 2014 2015 2016 2017 YTD HM & MR LR1 LR2 Total Source: Clarksons Research Services, February 2017 and May 2017 11

Market Fundamentals: Positive Demand Outlook for 4 Product Tankers Seaborne Product Exports & Global Demand Seaborne Product Exports (mb/d) Global Oil Demand (mb/d) 25 100 20 90 15 80 10 70 2000 2002 2004 2006 2008 2010 2012 2014 2016 Seaborne Refined Product Exports Global Demand Seaborne Refined Product Exports as % of Oil Demand (%) 25 Refined Products 20 15 10 2000 2002 2004 2006 2008 2010 2012 2014 2016 Structural Drivers in Demand for Refined Products Trade Between 2000-2016, ton miles have increased an average of 4.4% per year Reduction in oil prices has lead to an increase in the production of refined products, and consequently the quantity to be transported U.S. has emerged as a refined products powerhouse, becoming the world’s largest product exporter Changes in refinery locations, expansion of refining capacity in Asia and Middle East as well as a reduction in OECD refining capacity (Europe & Australia) Growing consumption in Latin America, Africa and non-China / Japan Asia and lack of corresponding refining capacity growth Balance of trade needs of each particular region-gasoline / diesel trade between U.S. / Europe is a prime example Source: Clarksons Research Services, BP and IEA 12

5 STNG Market Capitalization and Trading Liquidity Likely To Be Enhanced

STNG LISTED NYSE

Scorpio Represents Most Liquid Product Tanker Operator (1)



($MM)
Trading Liquidity ($MM pd)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$16
$14
$12
$10
$8
$6
$4
$2
$0
105MM in new shares issued will significantly enhance market capitalization (2)
STNG is currently most liquid public tanker stock (1); expect this to improve pro forma for transaction
$1,256
$420
$730
$1,080
$734
$730
$621
$537
$443
$323
$265
$248
Euronav US
Scorpio Pro Forma
Frontline
Nordic American Tankers
Scorpio Tankers
TORM
DHT Holdings
Gener 8 Maritime
Teekay Tankers
Ardmore Shipping Corp
Navios Mar. Acquisition
Market Cap ($MM)
New Equity (3)
Trading Liquidity ($MM pd)

Sources ($MM)	
Equity for M&A Transaction (55MM STNG Shares) (2)	220
Equity Raise (50MM STNG Shares) (2)	200
Uses ($MM)	
NPTI Purchase Price (55MM STNG Shares) (2)	220
Preferred Share Redemption Cost	39
M&A Transaction-Related Costs	44
Equity Raise Expenses	13
Cash to Balance Sheet	104

Notes:
(1) As measured by average daily trading liquidity over last 3 months in millions (USD) per day as of 05/16/17
(2) Assumes STNG stock price of $4.00
(3) Includes both equity issued in Proposed Merger Transaction and concurrent equity raise

Source: Average daily value as of Bloomberg on 05/16/17; Market capitalizations as of 05/16/17

13

Strong Balance Sheet and Liquidity Maintained in 6 Pro Forma STNG Cash Net Debt / Capitalization (4) $300 70% 60% 57.9% $250 56.7% 50% $200 40% $187 $150 $256 30% $39 $100 20% $44 (1) $129 $50 $38(2) 10% $38(2) $21 0% $0 Scorpio Standalone Scorpio Pro Forma Scorpio Preferred Trans. Cash for NPTI (3) Net Scorpio 3/31 Share Adj. NPTI Proceeds Pro Forma Redemption Acquisition from Equity Vessels Raise Notes: (1) Includes change of control, transaction fees and debt / legal fees (2) Purchase price of $42MM less the release of $4MM of restricted cash for a net cash impact of $38MM (3) Inclusion of cash consideration paid for NPTI 4 LR1 “Acquisition Vessels”, which will remain on NPTI’s balance sheet between sign and close of the Proposed Merger transaction (4) As of 03/31/17. Net debt and capitalization includes convertible bonds at carrying value and excludes deferred financing fees Source: Company filings; Company materials; Management estimates 14

Pro Forma STNG Fleet List

STNG LISTED NYSE

Owned Vessels (1)

Name	Year	DWT	Type
STI Comandante	May-14	38,734	HM
STI Brixton	Jun-14	38,734	HM
STI Pimlico	Jul-14	38,734	HM
STI Hackney	Aug-14	38,734	HM
STI Acton	Sep-14	38,734	HM
STI Fulham	Sep-14	38,734	HM
STI Camden	Sep-14	38,734	HM
STI Battersea	Oct-14	38,734	HM
STI Wembley	Oct-14	38,734	HM
STI Finchley	Nov-14	38,734	HM
STI Clapham	Nov-14	38,734	HM
STI Poplar	Dec-14	38,734	HM
STI Hammersmith	Jan-15	38,734	HM
STI Rotherhithe	Jan-15	38,734	HM
STI Amber	Jul-12	49,990	MR
STI Topaz	Aug-12	49,990	MR
STI Ruby	Sep-12	49,990	MR
STI Garnet	Sep-12	49,990	MR
STI Onyx	Sep-12	49,990	MR
STI Fontvieille	Jul-13	49,990	MR
STI Ville	Sep-13	49,990	MR
STI Opera	Jan-14	49,990	MR
STI Duchessa	Jan-14	49,990	MR
STI Texas City	Mar-14	49,990	MR
STI Meraux	Apr-14	49,990	MR
STI San Antonio	May-14	49,990	MR
STI Venere	Jun-14	49,990	MR
STI Virtus	Jun-14	49,990	MR
STI Aqua	Jul-14	49,990	MR
STI Benicia	Sep-14	49,990	MR
STI Regina	Sep-14	49,990	MR
STI St Charles	Sep-14	49,990	MR
STI Yorkville	Oct-14	49,990	MR
STI Memphis	Nov-14	49,995	MR
STI Milwaukee	Nov-14	49,990	MR
STI Battery	Nov-14	49,990	MR
STI Soho	Dec-14	49,990	MR
STI Tribeca	Jan-15	49,990	MR
STI Gramercy	Jan-15	49,990	MR

Name	Year	DWT	Type
STI Bronx	Feb-15	49,990	MR
STI Pontiac	Mar-15	49,990	MR
STI Manhattan	Mar-15	49,990	MR
STI Queens	Apr-15	49,990	MR
STI Osceola	Apr-15	49,990	MR
STI Notting Hill	May-15	49,687	MR
STI Seneca	Jun-15	49,990	MR
STI Westminster	Jun-15	49,990	MR
STI Brooklyn	Jul-15	49,990	MR
STI Black Hawk	Sep-15	49,990	MR
STI Galata	Mar-17	50,000	MR
STI Bosphorus	Apr-17	50,000	MR
Excel	Nov-15	74,000	LR1
Excelsior	Jan-16	74,000	LR1
Expedite	Jan-16	74,000	LR1
Exceed	Feb-16	74,000	LR1
Experience	Mar-16	74,000	LR1
Express	May-16	74,000	LR1
Executive	May-16	74,000	LR1
Excellence	May-16	74,000	LR1
Pride	Jul-16	74,000	LR1
Providence	Aug-16	74,000	LR1
Precision	Oct-16	74,000	LR1
Prestige	Nov-16	74,000	LR1
STI Elysees	Jul-14	109,999	LR2
STI Madison	Sep-14	109,999	LR2
STI Park	Sep-14	109,999	LR2
STI Orchard	Sep-14	109,999	LR2
STI Sloane	Nov-14	109,999	LR2
STI Condotti	Nov-14	109,999	LR2
STI Rose	Jan-15	109,999	LR2
STI Veneto	Jan-15	109,999	LR2
STI Alexis	Feb-15	109,999	LR2
STI Winnie	Mar-15	109,999	LR2
STI Oxford	Apr-15	109,999	LR2
STI Lauren	Apr-15	109,999	LR2
STI Connaught	May-15	109,999	LR2
STI Spiga	Jun-15	109,999	LR2
STI Savile Row	Jun-15	109,999	LR2

Name	Year	DWT	Type
STI Kingsway	Aug-15	109,999	LR2
STI Lombard	Aug-15	109,999	LR2
STI Carnaby	Sep-15	109,999	LR2
STI Grace	Mar-16	109,999	LR2
STI Jermyn	Jun-16	109,999	LR2
STI Selatar	Feb-17	109,999	LR2
STI Rambla	Mar-17	109,999	LR2
Solidarity	Nov-15	109,999	LR2
Stability	Jan-16	109,999	LR2
Solace	Jan-16	109,999	LR2
Symphony	Feb-16	109,999	LR2
Sanctity	Mar-16	109,999	LR2
Steadfast	May-16	109,999	LR2
Supreme	Aug-16	109,999	LR2
Grace	May-16	113,000	LR2
Gallantry	Jun-16	113,000	LR2
Guard	Aug-16	113,000	LR2
Guide	Oct-16	113,000	LR2
Goal	Nov-16	113,000	LR2
Gauntlet	Jan-17	113,000	LR2
Gladiator	Jan-17	113,000	LR2
Gratitude	May-17	113,000	LR2

NPTI Vessel

2017 & 2018 Delivery Schedule

Name	Year	DWT	Type
STI Leblon	Jul-17	50,000	MR
STI La Boca	Jul-17	50,000	MR
STI San Telmo	Sep-17	50,000	MR
STI Donald C. Trauscht	Oct-17	50,000	MR
STI Esles II	Dec-17	50,000	MR
STI Jardins	Jan-18	50,000	MR

Note:
(1) Excludes two MR vessels currently held for sale

15